YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

NAKED BRAND GROUP LIMITED

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 7:00 a.m., Sydney Time, on August 28, 2020 (5:00 p.m., New York Time, on August 27, 2020).

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

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PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 3.

Please mark your votes like this **X**

Proposal	FOR	AGAINST	ABSTAIN
1. Election of Andrew Shape as a director.	☐	☐	☐
2. [Intentionally omitted]			
3. Ratification of the appointment of BDO Audit Pty Ltd. as Auditor.	☐	☐	☐

CONTROL NUMBER

Signature________________________ **Signature, if held jointly**________________________ **Date**__________, 2020.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Stockholders.

The 2020 Proxy Statement and Addendum and the 2020 Annual Report to Stockholders are available at: https://www.cstproxy.com/nakedbrands/2020

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAKED BRAND GROUP LIMITED

Proxy for the Annual General Meeting of Stockholders to be held at 10:00 a.m., Sydney Time, on August 28, 2020

The undersigned appoints Justin Davis-Rice as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the ordinary shares held of record by the undersigned at the close of business on July 27, 2020 at the Annual General Meeting of Stockholders of Naked Brand Group Limited to be held at 10:00 a.m., Sydney Time, on August 28, 2020 (8:00 p.m., New York Time, on August 27, 2020), or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 AND 3, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)